EXHIBIT 99
DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
APPRAISAL REPORT
as of
DECEMBER 31, 2007
on
PROVED RESERVES
of
CERTAIN PROPERTIES
owned by
DENBURY RESOURCES INC.
SEC CASE

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
APPRAISAL REPORT
as of
DECEMBER 31, 2007
on
PROVED RESERVES
of
CERTAIN PROPERTIES
owned by
DENBURY RESOURCES INC.
SEC CASE
FOREWORD
Scope of Investigation
               This report presents an appraisal, as of December 31, 2007, of the extent and value of the proved crude oil, condensate, natural gas liquids, and natural gas reserves of certain properties owned by Denbury Resources Inc. (Denbury). Estimates of carbon dioxide gas reserves are also included. The reserves estimated in this report are located in Alabama, Arkansas, Florida, Louisiana, Mississippi, Texas, and offshore from Louisiana and Texas. The properties appraised are listed in detail in a related report entitled “Appraisal Report as of December 31, 2007 on Certain Properties owned by Denbury Resources Inc. SEC Case.”
               Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2007. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Denbury after deducting royalties and interests owned by others.
               This report also presents values that were estimated for proved reserves using initial prices and costs provided by Denbury. Prices are related to December 31, 2007, NYMEX prices of $95.98 per barrel and

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$7.483 per million British thermal units (MMBtu). No escalation has been applied to prices and costs. A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.
               Values of proved reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a discount rate of 10 percent are reported.
               Estimates of oil, condensate, natural gas liquids, gas reserves, and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.
Authority
               This report was prepared at the request of Mr. Ronald T. Evans, Senior Vice President Reservoir Engineering, Denbury.
Source of Information
               Data used in the preparation of this report were obtained from Denbury, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon information furnished by Denbury with respect to its property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

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CLASSIFICATION of RESERVES
               Petroleum reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. The petroleum reserves are classified as follows:
Proved oil and gas reserves - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

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(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.
Proved developed oil and gas reserves - Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
Proved undeveloped reserves - Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

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ESTIMATION of RESERVES
               Estimates of reserves were prepared by the use of geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.
               When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP or OGIP.
               Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material-balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.
               For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.
               In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.
               The gas reserves included herein are reported as sales gas. Sales gas is defined as that gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. All gas volumes are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the legal pressure base of the state or area in which the reserves are located. Condensate reserves estimated herein are those to be recovered by conventional lease

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separation. Natural gas liquids reserves are estimated to be those attributable to the leasehold interests appraised based on historical yield information.
               In the preparation of this study, as of December 31, 2007, gross production estimated to December 31, 2007, was deducted from gross ultimate recovery to arrive at the estimate of gross reserves. In some fields, this required that the production rates be estimated for up to 2 months, since production data from certain properties were available only through October 2007.
               The following table presents estimates of the proved reserves, as of December 31, 2007, of the properties appraised, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

	Oil and	Natural Gas	Total
	Condensate	Liquids	Liquids	Gas
	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)
Gross Proved Reserves
Developed Producing	121,200	11,984	133,183	415,465
Developed Nonproducing	30,943	0	30,943	23,135
Undeveloped	37,330	10,754	48,085	199,106

Total Gross Reserves	189,473	22,738	212,211	637,706

Net Proved Reserves
Developed Producing	64,422	9,035	73,457	216,455
Developed Nonproducing	23,549	0	23,549	9,816
Undeveloped	29,897	8,074	37,972	132,336

Total Net Reserves	117,868	17,109	134,978	358,607
               In addition to the natural gas reserves shown in the foregoing tabulation, Denbury’s net proved carbon dioxide gas reserves in Mississippi, as of December 31, 2007, are estimated to be 4,497,196 MMcf. This amount includes 3,451,177 MMcf of developed reserves and 1,046,019 MMcf of undeveloped reserves. The carbon dioxide gas reserves have been prepared under the same guidelines as those for oil and natural gas. No revenue estimates have been made for the carbon dioxide reserves.
VALUATION of RESERVES
               Revenue values in this report were estimated using the initial prices and costs provided by Denbury. Future prices were estimated using guidelines established by the United States Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB).

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               In this report, values for proved reserves were based on projections of estimated future production and revenue prepared for these properties.
               The following assumptions were used for estimating future prices and costs:
   Oil and Condensate Prices
Oil and condensate prices were calculated using differentials furnished by Denbury for each lease to a NYMEX price of $95.98 per barrel and held constant thereafter. The weighted average price over the lives of the properties was $92.49 per barrel.
   Natural Gas Liquids Prices
Natural gas liquids prices were calculated using the 2007 average ratio to the NYMEX oil price of $95.98 per barrel. These prices were held constant over the lives of the properties. The average price over the lives of the properties is $57.99 per barrel.
   Natural Gas Prices
Natural gas prices were calculated for each lease using differentials furnished by Denbury to a NYMEX price of $7.483 per MMBtu and held constant thereafter. The weighted average price over the lives of the properties was $6.10 per thousand cubic feet.
   Operating Expenses and Capital Costs
Current operating expenses and capital costs, based on information provided by Denbury, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than current costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

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               The future revenue to be derived from the production and sale of the proved reserves, as of December 31, 2007, of the properties appraised is estimated as follows:

	Proved
	Developed	Developed		Total
	Producing	Nonproducing	Undeveloped	Proved
	(M$)	(M$)	(M$)	(M$)
Future Gross Revenue	7,764,165	2,222,695	4,096,004	14,082,864
Production and Ad Valorem Taxes	393,243	81,171	183,305	657,719
Operating Expenses	1,963,810	218,948	846,720	3,029,478
Capital Costs	44,317	26,321	490,626	561,264
Abandonment Costs	43,855	(178)	697	44,374
Future Net Revenue*	5,318,940	1,896,432	2,574,657	9,790,029
Present Worth at 10 Percent*	3,263,044	1,070,547	1,051,532	5,385,123

*	Future income taxes have not been taken into account in the preparation of these estimates. Note: Numbers in tables may not add due to rounding.
               Timing of capital expenditures and the resulting development of production were based on a development plan provided by Denbury.
               In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 10-13, 15, and 30(a)-(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4-10(a) (1)-(13) of Regulation S-X and Rule 302(b) of Regulation S-K of the SEC; provided, however, that (i) certain estimated data have not been provided with respect to changes in reserves information and (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.
               To the extent that the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton
SUMMARY and CONCLUSIONS
               Denbury owns working and royalty interests in certain properties located in Alabama, Arkansas, Florida, Louisiana, Mississippi, Texas, and offshore from Louisiana and Texas. The estimated net proved reserves of the properties appraised, as of December 31, 2007, are summarized as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

	Oil and	Natural Gas	Total
	Condensate	Liquids	Liquids	Gas
	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)
Net Proved Reserves
Developed Producing	64,422	9,035	73,457	216,455
Developed Nonproducing	23,549	0	23,549	9,816
Undeveloped	29,897	8,074	37,972	132,336

Total Net Reserves	117,868	17,109	134,978	358,607
               The estimated revenue and expenditures attributable to Denbury’s interests in the proved reserves, as of December 31, 2007, of the properties appraised under the aforementioned assumptions concerning future prices and costs are summarized as follows:

	Proved
	Developed	Developed		Total
	Producing	Nonproducing	Undeveloped	Proved
	(M$)	(M$)	(M$)	(M$)
Future Gross Revenue	7,764,165	2,222,695	4,096,004	14,082,864
Production and Ad Valorem Taxes	393,243	81,171	183,305	657,719
Operating Expenses	1,963,810	218,948	846,720	3,029,478
Capital Costs	44,317	26,321	490,626	561,264
Abandonment Costs	43,855	(178)	697	44,374
Future Net Revenue*	5,318,940	1,896,432	2,574,657	9,790,029
Present Worth at 10 Percent*	3,263,044	1,070,547	1,051,532	5,385,123

*	Future income taxes have not been taken into account in the preparation of these estimates. Note: Numbers in tables may not add due to rounding.

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               All gas volumes in this report are expressed at a temperature base of 60 °F and at the legal pressure base of the state or area in which the reserves are located.

Submitted,
/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON

SIGNED: February 11, 2008

DeGolyer and MacNaughton